[redacted]

14041875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-67162 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**INVESTEC SECURITIES (US) LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1270 Avenue of the Americas, 29th floor**
(No. and Street)

| New York, | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**James W. Paddon** — **212-259-5608**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| 5 Times Square | New York, | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2014
DIVISION OF TRADING & MARKETS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, James W. Paddon, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Investec Securities (US) LLC, as of March 31, 2014, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

STEVEN ROSS FRANK
Notary Public, State of New York
No. 01FR6198690
Qualified in Suffolk County
Commission Expires December 29, 2016

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

Investec Securities (US) LLC
March 31, 2014
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better working world

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2014

## Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel +1 212 773 3000
Fax: +1 212 773 6350
ey.com

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investec Securities (US) LLC

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the "Company") as of March 31, 2014, and the related notes to the statement of financial condition.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better
working world

**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec Securities (US) LLC at March 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 11, 2014

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2014

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 5,526,586 |
| Receivable from former clearing broker | 228,809 |
| Unbilled revenue | 125,000 |
| Due from overseas affiliates | 35,465 |
| Other assets | 44,942 |
| Total assets | $ 5,960,802 |
| | |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Due to Holdings | $ 3,614 |
| Accrued expenses and other liabilities | 71,128 |
| Total liabilities | 74,742 |
| | |
| Member's equity | 5,886,060 |
| Total liabilities and member's equity | $ 5,960,802 |

*The accompanying notes are an integral part of the statement of financial condition.*

# Investec Securities (US) LLC

## Notes to Statement of Financial Condition

March 31, 2014

### 1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes affiliate research and serves as an intermediary on behalf of overseas affiliates (the "Overseas Affiliates") in accordance with SEC Rule 15a-6. Under the Rule, the Company acts as placement agent for foreign securities offerings in the United States and the Company intermediates foreign equity transactions in which it may or may not be the executing broker. The Company ceased acting as an executing broker on intermediated transactions during the year ending March 31, 2014 and thereafter terminated its clearing agreement with its clearing firm.

### 2. Significant Accounting Policies

#### Basis of Presentation

The financial statement is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

#### Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

#### Unbilled Revenue

Unbilled Revenue represents management's estimate of revenue earned but not yet billed to customers for the Company's distribution of affiliate research to certain major U.S. institutional investors.

## 2. Significant Accounting Policies (continued)

### Income Taxes

The Company is a single member limited liability company and is a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities and items of income, deductions, and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports. The provision for income taxes (Note 4) is computed as if the Company were a separate taxpayer and is allocated to the Company by Holdings.

The Company accounts for taxes in accordance with ASC 740, *Income Taxes.* ASC 740 provides guidance on how uncertain tax positions should be recognized, measure, presented and disclosed in the financial statement. ASC 740 requires that the Company determine whether a tax provision is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the Company measures the position to determine the amount of benefit it may recognize in the financial statement.

## 3. Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company's receivable from its former clearing firm is denominated in U.S. dollars and in other currencies and is insured by the Securities Investor Protection Corporation.

## 4. Related-Party Transactions

The Company shares space, equipment and other related support with Holdings. Under an administrative services agreement (the "ASA") with Holdings, overhead and operations expenses, including employee salaries and related costs, insurance and other expenses are allocated to the Company based on formulas applied to these expenses. In addition, Holdings allocates taxes to the Company, as discussed more fully in Note 2 above. Receivable or payable balances are settled between the Company and Holdings throughout the year on at least a quarterly basis. At March 31, 2014, the Company owed Holdings $3,614 related to the items described above. This amount was settled on April 30, 2014.

Pursuant to service agreements, the Company charges certain Overseas Affiliates for services rendered, including operating as an intermediary broker-dealer for the Overseas Affiliates pursuant to SEC Rule 15a-6. Receivable or payable balances are settled between the Company and the Overseas Affiliates throughout the year on at least a quarterly basis. At March 31, 2014, the Overseas Affiliates owed the Company $35,465 related to the items described above.

**5. Income Taxes**

As more fully described in Note 2 above, Holdings allocates a provision or benefit for income taxes to the Company as if it were a separate taxpayer.

All taxes are deemed to be current and are periodically settled with Holdings. The Company has no deferred tax assets or deferred tax liabilities at March 31, 2014.

As of March 31, 2014, the Company determined that it has no material uncertain tax positions, and no interest or penalties, as defined within ASC 740-10, and accordingly, management has concluded that no additional ASC 740-10 disclosures are required.

Although Holdings is not currently under examination by federal or state income tax authorities, Holdings' returns for the tax years ended March 31, 2011, 2012, 2013 and 2014 are open to adjustment by the relevant federal and state income tax authorities. The Company would recognize any future penalties and/or interest allocated to it by Holdings in the then-current period.

**6. Net Capital Requirement**

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company utilizes the alternative method available under this rule and is required to maintain a minimum of $250,000 of net capital. At March 31, 2014, the Company had net capital of $5,451,841, which was $5,201,841 in excess of the required minimum net capital.

Various regulations may limit advances, dividends, and capital withdrawals in order to maintain required minimum net capital or for other reasons.

Company is exempt from the provisions of Rule 15c3–3 under the Securities Act of 1934, pursuant to the rule's paragraph (k)(2)(ii), as all customer transactions were cleared through Pershing LLC on a fully disclosed basis. Effective September 12, 2013, the Company ceased acting as an executing broker and subsequently terminated its clearing relationship with Pershing LLC.

**7. Subsequent Events**

The Company has evaluated all subsequent events through June 11, 2014, the date the financial statement was available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statement or accompanying notes.

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